 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-14611

----------------------------------------------------

(Translation of registrant's name into English)

One Iona Lane   Hamilton Parish   Islands of Bermuda   CR 01

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED By: Deborah Fortescue-Merrin Deborah Fortescue-Merrin, President
Date: May 14, 2009

EXHIBIT INDEX

1.

Interim Financial Statements for the Three Months ended March 31, 2009

2.

Management Discussion and Analysis for the Three Months ended March 31, 2009

3.

Certification of Interim Filings during Transition Period ended March 31, 2009

CREATOR CAPITAL LIMITED

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

U.S. Dollars

UNAUDITED

NOTICE TO READER

These are the Unaudited Consolidated Financial Statements for this First Financial Quarter ending March 31, 2009, for the First Financial Quarter ended March 31, 2008 with the consolidated statements of operations, deficit and cash flows for those periods, and with comparatives to the year-end Audited Consolidated Financial Statements for December 31, 2008.

These Unaudited Consolidated Financial Statements should be read in conjunction with the year-end Audited Consolidated Financial Statements for December 31, 2008.

They have been prepared by Company management in accordance with the Canadian generally accepted accounting principals, consistent with previous quarters and years, and the Canadian Institute of Chartered Accountants and the Canadian Securities Administrators Policies.

The Company’s Auditors have not reviewed these financial statements.

Hamilton, Bermuda

May 14, 2009

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

For the Three Months Ended March 31, 2009

(with comparative figures to the Three Months Ended March 31, 2008 and to the Year Ended December 31, 2008)

(UNAUDITED)

ASSETS
March 31 2008		March 31, 2009	December 31 2008
Current Assets
Cash and cash equivalents	$ 254	$ 8,683	$ 9,925
Accounts receivable	11,070	7,035	8,465
Prepaid expenses	10,354	6,346	1,338
Total current assets	21,678	22,064	19,728

Total Assets	$ 21,678	$ 22,064	$ 19,728
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	211,988	305,017	345,080
Notes Payable	92,571	125,052	88,680
Accrued dividends	1,912,760	2,960,574	2,910,921
Preferred shares – Note 6	2,237,421	2,237,421	2,237,421
Total current liabilities	4,454,740	5,628,064	5,582,102
Total Liabilities	$ 4,454,740	$ 5,628,064	$ 5,582,102
SHAREHOLDERS' EQUITY
Class A preferred shares, $0.01 par value,
Authorized: 3,000 shares; Issued: 2,237 (2008: 2,237 shares)	0	22	22
Class B preferred shares, $0.01 par value, Authorized: 5,000,000 shares;
Issued: nil (2006: nil)	0	0	0
Common shares, $0.01 par value
Authorized: 100,000,000 shares Issued: 87,467,288 (Mar.2008:87,467,288) Additional paid-in-capital Accumulated deficit	874,673 63,683,159 (68,990,894)	874,673 63,683,159 (70,163,854)	874,673 63,683,159 (70,120,228)
Total Shareholder Equity	(4,433,062)	(5,606,001)	(5,562,396)
Total Liabilities and Shareholders' Equity	$ 21,678	$ 22,064	$ 19,728
APPROVED ON BEHALF OF THE BOARD: /s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin	/s/ Anthony P Clements Anthony P Clements

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months Ended March 31, 2009

(with comparative figures to the Three Months Ended March 31, 2008 and to the Year Ended December 31, 2008)

(UNAUDITED)

	Three Months Ended March 31,		December, 31
	2008	2009	2008

Revenue	$ 13,365	$ 14,020	$ 55,160
Operating Expenses
Amortization and depreciation Consulting and contract services General and administrative Legal Marketing Loss from operations	0 10,500 22,723 7,100 500 40,823 $ (27,458)	0 10,500 18,828 8,435 600 36,363 $ (24,343)	0 42,000 112,069 59,743 213,812 $ (158,652)
Other: Expense recoveries Interest income Net Income (loss)	0 26 26 $ (27,432)	30,370 0 83 $ 6,027	0 69 69 $ (158,583)

BASIC AND DILUTED LOSS PER SHARE Numerator for basic and diluted loss per share:
Net Income (loss) Preferred stock dividends Gain (loss) to common shareholders	(27,432) (49,653) (77,085)	6,027 (49,653) (43,626)	(158,583) (425,131) $( 583,714

Denominator for basic and diluted loss per share: Weighted average shares outstanding	87,467,288	87,467,288	87,467,288

Net loss per share	$ (0.0009)	$ (0.0005)	$ (0.007)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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_____________________________________________________________________________________________

CREATOR CAPITAL LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the Three Months Ended March 31, 2009

(with comparative figures to the Three Months Ended March 31, 2008 and to the Year Ended December 31, 2008)

(UNAUDITED)

	Three Months Ended March 31, 2008	Three Months Ended March, 31, 2009	Year Ended December 31 2008
CASH PROVIDED (USED) BY: OPERATING ACTIVITIES

    Activity for the period:

   Stock Based Compensation

   Changes in non-cash working capital balances:

        Impairment of equipment

        Depreciation and amortization

        Accounts receivable

        Prepaid expenses

        Accounts payable and accrued expenses

        Accrued dividends payable

            Net cash provided by (used in) operating activities

	$ (27,432) 0 0 0 0 (4,625) (9,545) 34,551 49,653 42,602	$ 6,027 0 0 0 0 1,430 (5,008) (40,063) 49,653 12,039	$ (158,583) 0 0 0 0 (2,020) (529) 167,643 425,131 431,642
INVESTING ACTIVITIES
Dividends paid Purchases of Furniture, Fixtures &Equipment Dividends Paid Net cash provided by (used in) investing activities	0 0 0 0	0 0 0 0	0 0 0 0
FINANCING ACTIVITIES
Common Stock issuance Paid in Capital Notes Payable Preferred stock dividends Net cash provided by (used in) financing activities	0 0 0 (49,653) (49,653)	0 0 36,372 (49,653) (13,281)	0 0 (3,891) (425,131) (429,022)
Net increase (decrease) in cash Cash, beginning of period Cash, end of period	(7,051) 7,305 $ 254	(1,242) 9,925 $ 8,683	2,620 7,305 $ 9,925

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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_____________________________________________________________________________________________

CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

For the Three Months Ended March 31, 2009

(with comparative figures to the Three Months EndedMarch 31, 2008 and to the Year Ended December 31, 2008)

(UNAUDITED)

	March 31, 2008	March 31, 2009	December 31, 2008
Balance, Beginning of Period Current Period’s Activities Net Income (Loss) Preferred Stock Dividends	$ (68,913,809) (27,432) (49,653)	$ (70,120,228) 6,027 (49,653)	$ (69,536,514) (425,131 (158,583)
Balance, End of Period	$ (68,990,894)	$ (70,163,854)	$ (70,120,228)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2009

(Stated in US Dollars)

Note 1

Nature and Continuance of Operations

Creator Capital Limited (the “Company”) is a Bermuda exempted company, which in June 1997, changed its name from Sky Games International Ltd. to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited.  The Company is publicly quoted on the NASD Over the Counter Bulletin Board in the United States Of America.

The Company is engaged in providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers.  Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At March 31, 2009, the Company had not yet achieved profitable operations, has accumulated losses of $70,163,854 since its inception, has a working capital deficiency of $5,606,000 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Note 2

Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in US dollars.  Differences with respect to accounting principles generally accepted in the United States of America are described in Note 5.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Creator Capital (Nevada) Inc., (formerly Sky Games International Corp.) (a Nevada corporation); and

Creator Island Equities Inc. (a British Columbia corporation).

The subsidiary companies are inactive.  All material inter-company accounts and transactions have been eliminated on consolidation.

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Note 2

Summary of Significant Accounting Policies – (cont’d)

b)

Equipment

Equipment is recorded at cost.  Equipment is depreciated over its estimated useful life using the following methods:

Computer equipment

3 years straight-line

Furniture

5 years straight-line

Website

8 years straight-line

Additions are depreciated at one-half rate during the year of acquisition.

c)

Website Development Costs

Website development costs relate to costs incurred to develop a website and meet the criteria for deferral.  The costs are being amortized over the estimated life of the website are subject to an annual impairment assessment.

d)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, accrued dividends payable and notes payable approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.  For accounts receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

e)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

f)

Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, shipment has occurred, the price to the buyer is fixed and determinable, and collection is reasonably assured.

Revenue for Sky Play is recognized each month upon invoicing.

g)

Foreign Currency Translation

The Company’s functional currency is the United States dollar.  Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses are included in the determination of net loss for the year.

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Note 2

Summary of Significant Accounting Policies – (cont’d)

h)

Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

i)

Stock-based Compensation

CCL records a compensation cost attributable to all stock options granted at fair value at the grant date,.  The Black-Scholes valuation model is used and the cost is expensed over their vesting period, with a corresponding increase to the equity account, Additional Paid-in Capital.  Upon exercise of the share purchase options, the consideration paid by the option holder, together with the amount previously recognized in the Additional Paid-in Capital, is recorded as an increase to Share capital.

The Black Scholes option valuation model requires the input of highly subjective assumptions, including price volatility, if any.  Changes in these assumptions can materially affect the fair value estimate.

h)

Change in Accounting Policy

On January 1, 2007, CCL adopted the CICA Handbook Sections:

#1530 – Comprehensive Income

# 3251 – Equity

#3855 – Financial Instruments – Recognition and Measurement

#3861 – Financial Instruments – Disclosure and Presentation

#3865 – Hedges.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3855 prescribes when a financial asset, liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under difference circumstances.  Financial instruments must be classified into one of these five categories:

-

Held for trading

-

Held to maturity

-

Loans and receivables

-

Available for sale financial assets

-

Other financial liabilities

All financial instruments, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, held to maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows:

-

Held for trading financial assets are measured at fair value, and changes in fair value are recognized in net earnings;

-

available for sale financial instruments are measured at fair value, with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, CCL designated its accounts receivable as loans and receivable, and accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost.

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Note 2

Summary of Significant Accounting Policies – (cont’d)

h)

Change in Accounting Policy

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

Section 3865  describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenue and expenses form derivative financial instruments in the same period as for those related to the hedged item.

The adoption of these Handbook Sections had no impact on opening deficit.

i)

On June 1, 2007 the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”).  This EIC address the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classification as other than held for tranding.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held for trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective December 31, 2007, and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

j)

Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively, unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The adoption of Section 1506 did not have a material impact on the 2007 financial statements.

k)

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards:

-

Section 1535, Capital Disclosures

-

Section 3862,  Financial Instruments – Disclosures

-

Section 3863, Financial Instruments – Presentation

These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on December 1, 2007.

Section 1535 specifies the disclosure of:

i)

an entity’s objectives, policies and processes for managing capital

ii)

quantitative data about what the entity regards as capital

iii)

whether the entity has complied with any capital requirements; and

iv)

if it has not complied, the consequences of such non-compliance

The new Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

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Note 2

Summary of Significant Accounting Policies – (cont’d)

k)

Capital Disclosures and Financial Instruments – Disclosures and Presentation

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Note 3

Equipment

	March 31, 2007, 2008 & 2009
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	76,699	-

	$ 505,493	$ 505,493	$ -

During the year ended December 31, 2006, the Company determined that the “Soccer Betting Lottery” website was impaired and recorded an impairment loss of $39,572, which is included in accumulated amortization.

	March 31, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	39,585	37,114

	$ 505,493	$ 468,379	$ 37,114

	March 31, 2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	37,127	39,572

	$ 505,493	$ 465,921	$ 39,572

Note 4

Notes Payable

	March 31, 2009	December 31, 2008

Unsecured, bearing interest at the 1-year Treasury yield rate	$ 44,700	$ 47,680
Unsecured, bearing interest at 10% per annum, related party	3,814	36,372
Unsecured and non-interest bearing	41,000	41,052

	$ 89,514	$ 87,727

These notes are past due and, consequently, are classified as current liabilities.

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Note 5

Capital Stock

The Class A preference shares are non-voting and are convertible at any time into common shares at the option of the holder. Dividends on the Class A preference shares are cumulative and payable quarterly at an annual dividend rate of 9%.  The Company, at its option, may redeem the Class A preference shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.  The Company is not required to redeem the Class A preference shares.

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A preference shares at $1,000 per share.  In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2006 and 2005, 2,237 Class A Preference Stock remained outstanding.

Dividends on the Class A preference shares for the years ended December 31, 2008, 2007 and 2006 were $425,131, $390,028, and $357,824, respectively.  For the First Fiscal Three Month Quarter ended March 31, 2009 the accrued Dividends recorded was $49,653.  For the Fourth Fiscal Three Month Quarter ended December 31, 2008 the accrued Dividends recorded was $274,517 (of which $223,761 is the cumulative dividends accrued for the year).  They remain unpaid and are in arrears.

During the year ended December 31, 2007, CCL restated the presentation of the Class A Preferred shares In accordance with CICA 3861.  CICA 3861 covers “Financial Instrument – Disclosure and Presentation”.  It dictates the reclassification from Equity to Current Liability of the Class A Preferred Shares, and their paid in capital totaling $2,237,421.  On the Balance sheet this has been added to the Current Liability of Accrued dividends.  The Preferred shares have the contractual obligation to either delivered a fixed amount or settle the obligation be delivering its out equity instrument.  This they meet the definition of a financial liability.  This is where the Canadian Generally Accepted Accounting Principals differ from those of the United States of America.

In 1997, the Company issued Series A and Series B Class B convertible preference shares which are convertible into common shares of the Company.  Dividends are cumulative and may be paid, at the option of the Company and with prior notice, in additional common shares at an annual dividend rate of 8%.  As of December 31, 2002, all Series A and Series B Class B convertible preference shares as well as cumulative dividends related thereto have been converted into common shares.

On April 30, 1997, the Company entered into a Consulting Agreement, whereby the Company issued 586,077 common shares as consideration for consulting services.  During March 2001, the consulting entity informed the Company that consulting services were not provided and offered to annul the Consulting Agreement and return the shares to the Company for cancellation.  The Company accepted this offer and the common shares are to be returned to Treasury.  As of March 31st, 2007, these shares have yet to be returned.

At December 31, 2006, Nil (2005: 3,525,000) common shares were held in escrow by the Company’s transfer agent.  The escrow agreement relating to these shares expired in a prior year.  On February 13, 2006, these shares were returned to Treasury.

By agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,833.

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Note 6

Stock Options

A summary of the Company’s stock option activity and related information as follows:

	2008		2009
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of the Period:	430,000	$0.50	420,000	$0.50
Expired	(10,000)	$2.50

Outstanding & exercisable	420,000	$0.59	420,000	$0.59
options issued April 6, 2007	6,950,000	$0.27	6,950,000	0 27

Total options outstanding	7,370,000	$0.27	7,370,000	$0.27

Note 7

Contingency

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs were claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs had invested in a California company affiliated with ETV that had no contractual relationship with the Company. The plaintiffs were seeking compensatory damages of $1,018,464 as well as related attorney’s fees.  The Company filed a motion to dismiss for lack of personal jurisdiction during 2006.

On August 9, 2007, the court denied the Company’s motion to dismiss for the reason that the Company’s contacts with the State of Texas were sufficient for the court to assert specific personal jurisdiction over them.

On March 9, 2009, the case was called to trial before a jury.  The jury heard the evidence and returned a verdict in favor of Creator Capital Ltd.  The Plaintiffs were entitled to receive nothing from Creator Capital and the court has accepted the verdict of the jury.  On April 16, 2009 the Court Issued the Judgment confirming to the verdict of the jury.  After the judgment is signed, the Plaintiffs will have the opportunity to appeal.

Note 8

Income Taxes

As a Bermuda exempted company, the Company is exempt from income tax filing requirements in Bermuda. Prior to 1999 the Company operated in the U.S. as a branch of a foreign corporation.  Currently, the Company currently is represented in Canada by a Director who provides Corporate Services.

A reconciliation of income taxes at statutory rates is as follows:

	March 31, 2009	December 31, 2008
Loss before income taxes	$(46,626)	$(370,329)
Statutory income tax rate	31.00%	31.00%

Expected income tax	$14,454	$114,802
Adjustments for tax purposes	(14,454)	(114,802)

Net Book Value	0	0

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Note 8

Income Taxes (cont’d)

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will be realized during the carry-forward period to utilize all the future tax assets.

The Company has estimated accumulated non-capital losses of $316,000 which may be carried forward to reduce taxable income in future years. The non-capital losses expire in various amounts from 2024 to 2028.  The Company has not filed tax returns in Canada and may be subject to interest and penalties.

Note 9

Related Party Transactions

A company controlled by management of the Company provides consulting services to the Company.  During the three months year-to-date period ended March 31, 2009, the Company incurred $10,500 ($10,500 for same period in 2008) in consulting fees and $1,386 ($0 for the same period in 2008) in expense reimbursements. During the three months Final Fiscal Quarter period ended December 31, 2008, the Company incurred $10,500 ($0 for same period in 2007) in consulting fees and $3,000 ($0 for same period in 2007) in expense reimbursements.

A company controlled by management of the Company formerly provided consulting services and incurred expense reimbursements.  During the three months Final Fiscal Quarter period ended December 31, 2008, the Company incurred $1,363 ($451 for same period in 2007) in expense reimbursements.  Included in the Accounts Payable account is $71,914 representing outstanding fees and reimbursements.

A company controlled by management of the Company provides accounting and administrative services to the Company.  During the three months Year-to-date period ended March 31, 2009 the Company incurred $6,000 ($6,000 for same period in 2008) for such accounting and administrative services, and $1,721 expense reimbursements.  During the three months Final Fiscal Quarter period ended December 31, 2008, the Company incurred $2,278 ($4,800 for same period in 2007) in expense reimbursements.  Included in the Account Payable accounts is $64,632 representing outstanding fees and reimbursements.

Note 10

Economic Dependence

During the three months year-to-date period ended March 31, 2009, two customers accounted for 87.52% and 12.48%, respectively, of total sales.  For the three months year-to-date period ended March 31, 2008, two customers accounted for 90.16% and 9.84%, respectively, of total sales.

During the three months Final Fiscal Quarter period ended December 31, 2008, two customers accounted for 76.7% and 23.3%, respectively, of total sales.  During the three months Final Fiscal Quarter period ended December 31, 2007, two customers accounted for 90.1% and 9.9%, respectively, of total sales.

Note 11

Notes Payable

Notes Payable is comprised as follows:

	March 31 2009	December 31 2008

Unsecured, interest bearing (1)	$ 47,680	$ 47,860
Unsecured, non-interest bearing (2)	$ 41,000	$ 41,000
Related Party. (2)	$ 36,372	$ 0

Total outstanding for the Period	$125,052	$ 88,680

(1)

unsecured, bearing annual interest at 2.65%, being the average Treasury yield rate.

(2)

unsecured, and non-interest bearing

(3)

Related Parties’ loan amounts now secured by a Note Payable for one year at 10% per annum, renewable annually.

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Note 12

Segmented Information

For the three months year-to-date period ended March 31, 2009 and for the three month Final Fiscal Quarter period ended December 31, 2008 the details of identifiable revenues by geographic segments are as follows:

	March 31, 2008	December 31, 2008

Asia	$ 12,270	$ 11,400
Middle East	1,750	3,465

Total Revenues per Quarter Period	$ 13,985	$ 13,365

Note 13

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s Canadian GAAP does not differ in any material respects from US GAAP.

Note 14

United States of America Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position.  The interpretation is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements.  The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.  The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”).  Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary.  SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged.  The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

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Note 14

United States of America Accounting Standards (Cont’d)

In December 2006, the FASB issued FASB Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements”.  This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB No. 5, “Accounting for Contingencies”.  This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that re entered into or modified subsequent to December 31, 2006.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 31, 2006, the guidance in the FSP is effective January 1, 2006 for the Company.  The Company does not believe that this FSP will have a material impact on its financial position or results from operations.

Note 15

New United States of America Accounting Standards

On February 15, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 is effective for the Company’s financial statements issued in 2008.  The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

Note 16

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.    However, the accrued Dividends Payable on the re-categorized Preferred Shares are included.  During the three month Year-to-date period ended March 31, 2009, the Company recognized preferred share dividends payable of $49,653 (for the same period during 2007: $49,653; 2006: $49,653)

In addition to the regularly calculated preferred share dividends, the agreement calls for the compounding of the dividends payable annually, which is recorded in the fiscal Fourth Quarter. During the Fourth Quarter’s three month period ending December 31, 2008 the Company recognized preferred share dividends payable of $274,517 (2007: $239,414; 2006: $207,210).

Note 17

Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to pursue the development of its business and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk.  In the management of capital, the Company includes the components of stockholders’ deficiency and preferred shares.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of.  As at March 31, 2009, the Company has not entered into any debt financing, except for short-term notes payable.

The Company is dependent on the related parties ability to provide capital and the existing sales to customers as its source of operating capital and the Company’s capital resources are largely determined by the strength of the airline market and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. The Company’s primary target market includes the Asian and Pacific Rim airlines.

The Company is not subject to any external capital requirements.

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Note 18

Financial Instruments

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rate. As at March 31, 2009, and as in all past fiscal periods, all of the Company’s cash is held in US dollars, the Company’s functional currency.  The Company has no significant currency risk associated with its operations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and receivables are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company reduces its credit risk on accounts receivables by monitoring all accounts frequently. As at March 31, 2009 the Company is not exposed to any significant credit risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Included in the loss for the period in the financial statements is interest income on US dollar cash. As at March 31, 2009, the Company’s cash is subject to or exposed to interest rate risk, however, this risk is not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk by maintaining sufficient cash balance to enable settlement of transactions on the due date. Accounts payable and accrued liabilities are current.  Primarily the Company addresses its liquidity through its close relationship with its related parties, and secondarily, through equity financing obtained through the sale of common shares and the exercise of stock options.

Note 18

Subsequent Events

Pertaining to the Civil Lawsuit in the State of Texas, United States of America, on April 16, 2009 the Court Issued the Judgment confirming to the verdict of the jury.  After the judgment is signed, the Plaintiffs will have the opportunity to appeal.

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CREATOR CAPITAL LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

For the Quarter ended March 31, 2009

DATED: AS AT MAY 14, 2009

The following discussion and analysis, prepared as of May 14, 2009, should be read together with the Unaudited Consolidated Financial Statements for the three Month year-to-date Quarter ended March 31, 2009 and the with the audited financial statements and related notes and Management Discussion and Analysis for the year ended December 31, 2008. with the related notes, which are prepared in accordance with Canadian generally accepted accounting principles ((“Canadian GAAP”).  The business operations of Creator Capital Limited are conducted in United States Dollars and therefore, all amounts herein are stated in United States Dollars unless otherwise indicated.

Beginning with the Nine Month Year-to-date Quarter ended September 30. 2008, the Company’s financial documents are available on SEDAR at www.sedar.com.  All the Company’s United States of America Filings with the Securities and Exchange Commission are available on EDGAR.  Additionally, all these documents are available on the Company’s website at www.creatorcapital.com.

FORWARD LOOKING STATEMENTS

In the following discussion and description of the Company’s experiences during the past financial period, there are certain forward-looking statements.  They include, but no limited to, information pertaining to the Company’s financial and operating activities, plans and objectives of the and assumptions regarding the Company’s future performance.  Forward looking statements may include the words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “indicates”, “intends”, “may”, “may impact”, “may increase”, “plans”, “suggests”, “should” and like expressions, or such future or conditional verbs as “will”, “should”, and “could”.  Such forward looking statements are based upon current expectations and various factors and assumptions.  As such, these forward looking statements are subject to risks and uncertainties.

Forward looking statements, by their nature, involve numerous assumptions.  Many factors that are beyond the Company’s and Management’s control may cause actual results to differ materially from any expectations expressed in such forward looking statements,  Such factors include, but are not limited to, the general and economic conditions in the various countries that the Company has clients and worldwide changes in economic and political conditions and legal developments as they may impact upon skincare and transportation legislation, the level of competition in the skincare and beauty industries, the occurrence of weather-related and other natural catastrophes, changes in the accounting standards and policies, both domestically in Canada and also worldwide, technological developments, unexpected changes in consumer spending and behavior, and Management’s ability to anticipate and manage the risks associated with these factors.  Please note the preceding list is only a summary and is not exhaustive of all possible influencing factors.  These and other factors must be considered carefully.  Any, all, or a combination, of such factors could cause the Company’s actual results to materially differ from the expectations opinioned in any and all forward looking statements.

Where the future may be contemplated, expectations assume a prolonged economic uncertainty that includes the declining global economy, as well as the declining economies of those countries in which the Company has clients, influenced by a declining cost of money, lower energy and commodity prices.

The Company does not provide any assurance that any of the forward looking statements will materialize.

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COMPANY

Creator Capital Limited ("CCL" or the "Company"), formerly known as Interactive Entertainment Limited ("IEL"), was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro, Inc.  On May 10, 1990, the Company changed its name to Creator Capital Inc.  The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992.  On January 23, 1995, the Company changed its name to Sky Games International Ltd. (“SGI”). Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies’ Act 1981 (Bermuda) (the “Bermuda Act”).  In June 1997, the Company changed its name to Interactive Entertainment Limited following consummation of a series of amalgamations.  Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited.   The Company is publicly quoted on the NASD Over the Counter Bulletin Board in the United States of America

BUSINESS OF THE COMPANY

CCL's business is focused on providing inflight gaming software systems and services by developing, implementing and operating a computer-based interactive video entertainment system of gaming and other entertainment activities on, but not limited to, the aircraft of international commercial air carriers.  The Company offers two suites of entertainment: Sky Play® - a catalogue of popular interactive amusement games, and Sky Games® an inflight Gaming system consisting of the more popular casino games.  CCL also provides customization services on all CCL software and assist clients in creating an alternative “non-ticket” based revenue stream.

Through to March 31, 2009, CCL’s activities continue to focus on 1) Continuing the redesign and development of the Sky Games® Inflight Gaming Software System.  2) Continuing the management and support of the Sky Play® Interactive Amusement Games business.  3) Seeking new and updated games for inclusion in the Sky Play® Interactive Amusement Games Catalogue.  Sky Play®, is currently used by Sri Lankan Airways and Japan Airlines.

The Product

1.

Sky Play®

Sky Play® PC Interactive Games offers airlines the choice of up to 19 amusement games.  Unlike Nintendo-style games, which are designed to keep the player challenged and interested over long periods of time, and which generally require player skill developed over a period of time, CCL has selected and developed the Sky Play® amusement games which have very simple rules, are already well known or easy to learn, and are very simple to play.  Games are licensed to airlines for a monthly license fee on a per game, per aircraft basis.

The U.S. Patent and Trademark Office granted CCL the following federal registrations;

November 5, 2002

“Sky Play®” Logo and name

July 8, 2003

“Sky Play® International”  “We Make Time Fly” and Design

2.

Sky Games®

The U.S. Patent and Trademark Office granted CCL the following federal registrations;

April 14, 1998

“Sky Games®” logo and the slogan "We Make Time Fly"

August 26, 2003

“Sky Games® International” “We Make Time Fly” and Design

February 21, 2006

“Casino Class”

July 4, 2006

“Casino Class” “We Make Time Fly” and Design

February 24, 2006

“Sky Casinos International”  “We Make time Fly” and Design

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The Industry

According to Boeing Company's Current Market Outlook (“CMO”) issued in 2008, annualized world GDP is forecast to grow at an average of 3.2% per year over the next 20 years beginning in 2008, an increase of 0.1%.  The report noted that, the total market potential for new commercial airplanes is 29,400.  Over the long term, CCL believes these forecasts represent a substantial market for In-flight Entertainment (“IFE”) systems and in-flight content over the long-term.  CCL’s financial performance is dependent on the environment in which its business operates.  During the second half of 2008, global economic growth slowed as the US entered a recession.  CCL anticipates that the recession will slow market growth over the next couple of years, possibly having a negative impact on the Company’s operations.

Boeing has observed the resilience that global airline markets have shown over time is reflected in average annual passenger traffic growth of 4.0 percent and air cargo growth of 5.8 percent over the past 20 years. This growth was founded on world economic growth of 2.9 percent and further stimulated by liberalization of market regulations in many countries. Looking ahead over the next 20 years, the world economy is set to grow at 3.1 percent.

Looking ahead, IMDC Market Outlook for Inflight Technologies (2006-2011) has calculated that passenger traffic continues to grow at 6.2%. The Middle-East and Asia-Pacific regions’ traffic are growing at the fastest rates of 6.9% and 6.4% respectively.  Boeing’s CMO 2006 predicts that the Asia-Pacific (including within China) will become the largest internal market over the next 20 years, overtaking the market within North America.  Markets in Asia-Pacific have powerful combinations of large economies, rapid economic growth, and liberalizing markets.  These figures are a positive factor in CCL’s continuing strategy for initially targeting airlines in the Asia Pacific region.

The introduction and acceptance of portable (non-embedded or installed) IFE units is growing steadily.  The positive impact of these portable IFE units/systems is the trend towards lighter, less expensive IFE architecture, with the focus of such architecture being the individual seating area of each passenger.  Boeing has found that there is a shifting balance toward smaller twin-aisle airplanes in the future is driven by passengers who prefer to travel directly between their points of origin and destination.

Regional traffic trends are an important factor in CCL’s marketing strategies.  According to the Boeing CMO 2008 – annual passenger traffic will grow by 7.0 % in the Asia Pacific region; 5.6% in the Transpacific Region; 4.8% within North America; 6.7% within Europe; 6.7% within Latin America; 8.9% within China.  IMDC also states that key growth markets will be China and India.  However, the longer haul, twin aisle market will remain the focus for CCL’s Sky Games.

An observation by Sally Gethin in her March 2007 article in Aircraft Interiors International “All bets are off?” confirms CCL’s research and conclusions regarding the potential of Gaming on International airlines:  She states that gaming is a numbers game:  “Gambling over existing airline IFE systems could provide phenomenal returns for airlines – higher even than existing games offered on board according to research conducted by IMDC, which provides forecasting and surveys for airlines and IFE manufacturers.”

Gethin also quotes the 1995 Department of Transportation report to the US Congress, which CCL has already utilized in its research and quoted in many of its forecasts.  The report states that potential earnings of US$1 million per aircraft per annum are indeed possible.  Any airline with an Atlantic and Pacific fleet numbering 267 aircraft (average size of US international and national airline fleets at the time) could therefore recoup a gross of US$267 million a year.

Gethin also mentions CCL in the article under its former name; “During the 1990s, a company called IEL offered low stakes in-flight gambling to the international airline business and worked with Singapore Airlines to install the necessary software. This was short-lived due to incompatibility issues with the software and the IFE hardware, which impacted upon reliability.”  Such incompatibilities no longer exist.  Technology has improved to the point of offering not only much more sophisticated, embedded hardware, but also the very viable option of portable units.  Such portability echoes of CCL’s initial concept of a portable gaming device, which could be issued on the aircraft in exactly the same manner as the portable IMS Pea in the Pod and the DigePlayers are issued today.

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Competition

There are currently four companies supplying the in-flight interactive PC games marketplace:  Creator Capital, DTI, Nintendo, and Western Outdoor Interactive.

IMDC reports that there are three main types of interactive software packages offered by games suppliers; games; gambling software, and educational software.  Not all suppliers supply in all three areas.  CCL currently offers games and gambling software.

Market and Marketing

In the very competitive airline market, airlines are seeking a distinctive, competitive edge to attract and retain paying customers.  Entertainment and service systems form a part of the airlines’ current business strategy.  CCL believes that the principal benefit of its product to the airlines, is the ability to enhance entertainment offerings to passengers.  IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines.  The target market for Sky Play® has been domestic and foreign airlines, which have committed to the purchase of, or already have installed IFE systems.

CCL's primary target market has been Asian and Pacific Rim airlines whose passengers, with certain exceptions, generally have a broad cultural acceptance of gaming.  The Company also believes that the Latin American markets also hold significant potential.

CCL believes that the principal benefits of its product to the airlines will be passenger satisfaction and airline participation in a potential alternate “non-ticket” revenue stream.  IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines. The Company believes that new methods of increasing revenues while providing a high level of service will be seriously considered by the airlines; however, there can be no assurance that in-flight gaming will be among the alternatives considered by airlines.  Although the system is designed for gaming using currency, the system could be adapted to "pay-for-play" mode in those circumstances where gaming utilizing currency is not legal and that a system utilizing frequent flyer credits and other rewards can be integrated as part of the gaming program.

CCL expects to derive its income from a split of gaming revenues with the airline.  The Company does not anticipate selling its gaming products in order to generate revenue.  Airlines will receive a percentage of net revenue generated by Sky Games® on their respective flights. Passenger payouts and certain direct operating costs will be deducted from revenue and the "win" will be split on a negotiated basis.  Airlines have utilized similar revenue-sharing arrangement with other product/service providers, such as in-flight communication companies (e.g. GTE Airfone).  CCL would provide certain training, banking, accounting and administrative functions.  The airline will provide the aircraft, the equipment, the passengers and in-flight personnel.

CCL is currently reviewing its future strategies in the airline market by researching and evaluating the process of developing several new games for the Sky Play® PC Interactive Games Catalogue, while updating some of the current games.  This will enable CCL to offer current client fresh material, while affording an opportunity to re-visit previous clients and potential new clients.    CCL is also currently re-evaluating and redesigning the Sky Games®®   In-flight Gaming System in order to ensure its smooth integration in to the newer, more sophisticated IFE hardware platforms being developed an introduced to the Airline Industry today.

Major Customers

The Company’s Sky Play® customers include Japan Air Lines and Sri Lankan Airways.

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The World Economy

As with all businesses selling products during these current unstable economic times, the short-term will be very challenging.  Economic forecasts are being constantly changed with the Worldwide Recession.  Being involved in the airline industry, with its economic fluctuations, the period of time it takes for the Global economy to climb out of the Worldwide Recession may be longer than the Company’s business can financially survive. With all of Revenues generated in the Asian Region , the Company’s business is subject to that volatile region’s ability to recover.

DISCUSSION OF OPERATION AND FINANCIAL CONDITION – First fiscal Three Month Quarter Period Ended March 31, 2009 with comparatives to the Last fiscal Three Month Quarter Period Ended December 31, 2009

LAWSUIT

On November 27, 2006, the Company was named as a defendant in a lawsuit in the State of Texas, United States of America.  The plaintiffs claimed damages against the Company with respect to investments totaling $339,488, that being what the plaintiffs had invested in a California company affiliated with ETV, but which had no contractual relationship with the Company.  The plaintiffs were seeking compensatory damages of $1,018,464 as well as related attorney’s fees.  The Company filed a motion to dismiss for lack of personal jurisdiction during 2006.

Due to the laws brought to bear by the Plaintiffs, the Court of Jurisdiction was determined to be the United States of America’s Federal Court in Texas.  On August 9, 2007, the Court denied the Company’s motion to dismiss for the reason that the Company’s contacts with the State of Texas (being former Company Directors David Borg and Alexander Downie) were sufficient for the Court to assert specific personal jurisdiction over the Company.

On March 9, 2009, the case was called to trial before a jury.  The jury heard the evidence and returned a unanimous verdict in favor of Creator Capital Ltd.  The Plaintiffs were entitled to receive nothing from Creator Capital and the court has accepted the verdict of the jury.  On April 16, 2009 the Court Issued the Judgment confirming to the verdict of the jury.  After the judgment is signed, the Plaintiffs will have the opportunity to appeal.

To date legal fees incurred to defend this lawsuit total $60,623.  That does not include the travel costs, time and effort, stress and strain on all – the shareholders, the officers and directors.  These funds were not internally available.  Related Parties were called upon to supply the funding.

REVENUES

Revenue consists of fees generated from the licensing of the Sky Play® PC based amusement games to the Airline Industry. Airline clients install the games on their inflight entertainment systems (IFE) as part of the inflight entertainment offered to passengers. Operations revenue for the three months Year-to-date Quarter period ended March 31, 2009 was $14,020 compared to $14,465 for the Last fiscal Three Month Quarter Period Ended December 31, 2009.  With the change in the relationship with one of the Company clients, revenues were slightly adjusted upwards.

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ADMINSTRATIVE COSTS

GENERAL AND ADMINISTRATION

	3 month Quarter ended March 31, 2008	3 month Quarter ended March 31, 2009	3 month Quarter ended December 31, 2008

Accounting & Audit	12,000	6,030	29,000
Administration	3,890	7,125	4,556
Bank Charges	211	723	1,198
Filing Fees & Dues	1,893	1,353	2,943
Investor Relations	681	578	2,749
Office	4,048	3,019	6,293

TOTAL GENERAL AND ADMINISTRATION	22,723	18,828	46,739,

General and administrative expense has decreased to three months Year-to-date Quarter period ended March 31, 2009 expense of $18,828 from the three months Quarter period ended December 31, 2008’s expense of $46,739.  The primary cause was the recording in the December period of additional Audit fees.

Consulting and services expenses remained the same at $10,500 for both Periods.

The Legal expense for the three months Year-to-date Quarter period ended March 31, 2009 was $8,425.  This was for the successful conclusion to the Civil Lawsuit in Texas.  The fees for the. three months Quarter period ended December 31, 2008 of $46,739 was due to a double booking of the legal billing received.  This was corrected as an expense recovery during the three months Year-to-date Quarter period ended March 31, 2009.

SALES AND MARKETING COSTS

The Marketing expense for the three months Year-to-date Quarter period ended March 31, 2009 was $600 compared to $500 for three months Fourth Quarter period ended December 31, 2008.

RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $nil.

A company controlled by management of the Company provides consulting services to the Company.  During the three months year-to-date period ended March 31, 2009, the Company incurred $10,500 ($10,500 for same period in 2008) in consulting fees and $1,386 ($0 for the same period in 2008) in expense reimbursements. During the three months Quarter ended December 31, 2008, the Company incurred $10,500 ($0 for same period in 2007) in consulting fees and $3,000 ($0 for same period in 2007) in expense reimbursements.

A Company controlled by management of the Company formerly provided consulting services and incurred expense reimbursements.  During the three months Quarter ended December 31, 2008, the Company incurred $1,363 ($451 for same period in 2007) in expense reimbursements.  Included in the Accounts Payable account is $71,914 representing outstanding fees and reimbursements.

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RELATED PARTY TRANSACTIONS (Cont’d)

A company controlled by management of the Company provides accounting and administrative services to the Company.  During the three months Year-to-date period ended March 31, 2009 the Company incurred $6,000 ($6,000 for same period in 2008) for such accounting and administrative services, and $1,721 expense reimbursements.  During the three months Quarter ended December 31, 2008, the Company incurred $2,278 ($4,800 for same period in 2007) in expense reimbursements.  Included in the Account Payable accounts is $64,632 representing outstanding fees and reimbursements.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2009, the Company had a working capital deficit of $5,606,000.  The moving of the Preferred Share amount from Equity to the current Liability designation has contributed to this deficit.  The Company had negative cash flow from operations during the three months Year-to-date Quarter period ended March 31, 2009.  The diminishing revenue has been sufficient to provide the necessary funds for marketing, for continued development of the Company's products but not adequate to fund payment of the Company's dividend obligations on outstanding preference shares.  The Company negotiated a restructuring and reduction of certain amounts owed to two of its largest creditors and to a best effort deferred payment plan on these obligations.  One of the Notes Payable creditors completed their bankruptcy with total liquidation.  Despite the Company’s efforts with the Receiver they ended up with a judgment against the Company.  To date, no further correspondence has been received.  Due to the operating losses of the past years, the Company’s continuance as a “going concern” is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation.  It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations in its current business activities.

CAPITAL FINANCING

There were no capital financings during the period.  All operations and expenses were funded by the cash flow generated by revenues and accounts payable.

SUMMARY OF QUARTERLY RESULTS

Quarter Ended	Revenue	Net Profit (Loss)before Extraordinary Items	Net Profit (Loss)	Net Loss Per Share
March 31, 2007, 3 months	$13,365	$(73,394)	$(73,394)	$(0.001)
June 30, 2007, 6 months	$26,760	$(151,273)	$( 151,273	$(0.002)
September 30, 2007, 9 months	$50,095	$(204,541)	$(204,541)	$(0.002)
December 31, 2007, 12 months	$63,870	$(612,006)	$(612,006)	$(0.007)
March 31, 2008, 3 months	$13,365	$(77,085)	$(77,085)	$(0.0009)
June 30, 2008, 6 months	$27,085	$(142,859)	$(142,859)	$(0.002)
September 30, 2008, 9 months	$40,295	$(214,840)	$(214,840)	$(0.003)
December 31, 2008, 12 months	$55,160	$(583,714)	$(583,714)	$(0.01)
March 31, 2009, 3 months	$14,020	$(43,626)	$(43,626)	$(0.0009)

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CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”. These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.  Under Section 3855, all financial instruments are classified into five categories: held-for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.  As a result of the adoption of these new standards, the Company has classified its cash and restricted cash as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities, are classified as other financial liabilities, all of which are measured at amortized cost.  Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.  There was no adjustment to opening balances as a result of the adoption of these standards.

Financial instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires an increased emphasis on disclosing the nature and the extent of risk arising from financial statements and how the entity manages those risks. This section, together with Section 3863, “Financial Instruments – Presentation”, replaced Section 3861, “Financial Instruments – Disclosure and Presentation”. The adoption of these Sections has had no impact on the Company’s financial statements.

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives.  The adoption of the Section has had no impact on the Company’s financial statements.

Capital disclosures

The AcSB issued CICA Handbook Section 1535, Capital Disclosures, which established standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Other than the additional disclosure in Note 5, the adoption of this section has had no impact on the Company’s financial statements.

Recent accounting pronouncements:

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a) Goodwill and intangible assets

The Company will adopt the new standard Goodwill and Intangible Assets (Section 3064) for its fiscal year beginning June 1, 2009. This Section replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in Section 3062.  The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

b) International financial reporting standards (“IFRS”)

In addition to the above new accounting pronouncements the Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTRUMENTS

To date, with the exception of Accounts Receivable, Payables and Notes Payable, the Company did not make use of any financial or other instrument for any other purpose.  Therefore, the Company is not exposed to the risks associated with such instruments. With the exception of the Balance Sheet classifications of Accounts Receivable, Payables and Notes Payable, there is no financial statement classification that includes such instruments. With the exception of Interest expenses, there is no income, expense, gain or loss associated with such instruments recorded anywhere in the Company’s financial records nor included in the Company’s financial statements.

The Company has not engaged, nor does it engage, in any off-balance sheet arrangements such as: obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or that engages in leasing, hedging or research and development services with the Company.

OUTSTANDING SHARE DATA

a)

COMMON SHARES

	COMMON SHARES	VALUE

Balance, December 31, 2008	87,467,288	874,673
Issuance during the period	0	0

Balance, March 31, 2009	87,467,288	874,673
Balance, May 14, 2009	87,467,288	874,673

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OUTSTANDING SHARE DATA (Cont’d)

b)

OPTIONS

For the three month year-to-date period First Quarter ended March 31, 2009, the Company did not issue any securities.

By agreements dated April 6, 2007, the Company granted 6,950,000 stock options to directors, officers and consultants of the Company entitling the holders thereof the right to purchase one common share of the Company for each option held at $0.25 per share.  The stock options vested on the grant date of April 6, 2007 and expire on April 6, 2012.  Other outstanding option agreements of 420,000 common share options to purchase yield a total outstanding of 7,370,00 common share options to purchase.

BOARD OF DIRECTORS

As of March 31, 2009, and as at the date of this Document, the following are the Members of the Board of Directors:

Deborah Fortescue-Merrin Anthony Clements Anastasia Kostoff-Mann

THE OFFICERS

As of March 31, 2009, and as at the date of this Document, the following are the Company Officers:

Deborah Fortescue-Merrin William R. Storie	- President - Secretary

SUBSEQUENT EVENTS

The Judgment for the Texas civil lawsuit was filed with the court on April 16, 2009.  The Court ordered the Plaintiff to take nothing by their suit against the Company and that the action against the Company be dismissed on the merits.  Since the action involved close and difficult legal issues and was prosecuted in good faith, the Plaintiff and the Defendant, the Company, shall bear its own costs.  The Company is unable to pursue the Plaintiff for the incurred legal costs.

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Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

CREATOR CAPITAL LIMITED.

I, Deborah Fortescue-Merrin, the Chief Executive Officer and acting in the capacity of Chief Financial Officer of CREATOR CAPITAL LIMTIED, certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Creator Capital Limited. (the “issuer”) for the interim period three months year-to–date ended March 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Dated: May 19, 2009

“Deborah Fortescue-Merrin”

Deborah Fortescue-Merrin

Chief Executive Officer and

Acting in the Capacity of Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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